SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X   Form 40-F
          ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No   X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1.       Press Release, dated as of June 20, 2005

2.       Press Release, dated as of June 24, 2005

                                                                         HEMOSOL

Media Release


                  Hemosol Receives Receipt for Final Prospectus

TORONTO, ON, June 20, 2005 - Hemosol Corp. (NASDAQ: HMSLD, TSX: HML) today announced that it has received a final receipt from the Ontario Securities Commission for its long form prospectus. This prospectus qualifies for distribution the common shares and warrants underlying the special warrants sold to investors by way of Hemosol's previously announced private placement on April 8, 2005. The special warrants will be deemed exercised at 5:00 p.m. (EST) on June 27, 2005.


About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSLD" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".



Contact:        Jason Hogan
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax
                ir@hemosol.com
                --------------
                www.hemosol.com
                ---------------


Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                                                         HEMOSOL

Media Release


                         Hemosol Retains NASDAQ Listing


TORONTO, ON, June 24, 2005 - Hemosol Corp. (NASDAQ: HMSLD, TSX: HML) today announced that it has been notified by Nasdaq that the Company has regained compliance with Nasdaq National Market's minimum bid price requirement by achieving a closing bid price of at least US$1.00 per share for the 10 consecutive trading days ended on June 23, 2005.

"We are pleased that the recent approval we obtained from our shareholders to consolidate our shares has enabled us to maintain our Nasdaq listing," said Lee Hartwell, President & CEO, Hemosol Corp.

On June 17, 2005 the Company received a letter from Nasdaq stating that the Company's Common Shares will be delisted from Nasdaq because the Company was not in compliance with the Nasdaq National Market's minimum bid price requirement set forth in Marketplace Rule 4450(a)(5). Prior to receiving that letter, on June 10, 2005 the Company completed a four to one share consolidation in order to achieve compliance with the minimum bid price requirement. Having achieved a closing bid price of at least US$1.00 per share for 10 consecutive trading days, the Company has been advised by Nasdaq today that it has regained compliance with the minimum bid price requirement and the Company's common shares will not be delisted from Nasdaq.

As a result of the share consolidation Hemosol's trading symbol on Nasdaq has been temporarily changed to HMSLD, the symbol will return to HMSL at the open of trading on July 11, 2005.

About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSLD" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".



Contact:        Jason Hogan
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax
                ir@hemosol.com
                --------------
                www.hemosol.com
                ---------------


Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HEMOSOL CORP.


                                        By:   /s/ Dirk Alkema
                                             -----------------------------------
                                             Name:  Dirk Alkema
                                             Title: Vice President, Operations

Date:  June 24, 2005